


13000033

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
1/10/13

January 22, 2013

William L. Phillips III
Alpha Natural Resources, Inc.
wlphillips@alphanr.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/22/13

Re: Alpha Natural Resources, Inc.
Incoming letter dated January 10, 2013

Dear Mr. Phillips:

This is in response to your letter dated January 10, 2013 concerning the shareholder proposal submitted to Alpha by the New York State Common Retirement Fund. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Patrick Doherty
State of New York
Office of the State Comptroller
Pension Investments & Cash Management
633 Third Avenue – 31st Floor
New York, NY 10017

January 22, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Alpha Natural Resources, Inc.
Incoming letter dated January 10, 2013

The proposal relates to the company's equal employment opportunity policy.

There appears to be some basis for your view that Alpha may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to Alpha's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Alpha omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Matt S. McNair
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Alpha Natural Resources

January 10, 2013

VIA EMAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Alpha Natural Resources, Inc.: Securities Exchange Act of 1934 - Rule 14a-8; Omission of Stockholder Proposal

Dear Ladies and Gentlemen:

I am writing on behalf of Alpha Natural Resources, Inc. ("Alpha" and sometimes referred to hereinafter as the "Company") to inform you that Alpha intends to omit from its proxy solicitation materials for its 2013 annual meeting of stockholders, a stockholder proposal (the "Proposal") submitted by the State of New York, Office of the State Comptroller on behalf of the New York State Common Retirement Fund, the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System (the "Proponent"). Copies of the Proposal and accompanying materials are attached as Exhibit A.

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this letter is being filed with the Securities and Exchange Commission (the "Commission") more than 80 calendar days before the date upon which Alpha expects to file its definitive proxy solicitation materials for its 2013 annual meeting of stockholders. We respectfully request that the Staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if the Company omits the Proposal from its 2013 proxy materials.

In accordance with the Staff's instruction in Section E of Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D") and Rule 14a-8(j) under the Exchange Act, I am simultaneously forwarding, by email, a copy of this letter to the Proponent as formal notice of the Company's intention to exclude the Proposal from its 2013 proxy materials.

I. PROPOSAL

The Proposal requests "that Alpha Natural Resources amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and gender identity and to substantially implement the policy."

II. THE PROPOSAL IS EXCLUDABLE UNDER RULE 14a-8(b) AND 14a-8(f) BECAUSE THE PROPONENT FAILED TO ESTABLISH THE REQUISITE ELIGIBILITY TO SUBMIT THE PROPOSAL

The Proponent failed to establish the requisite eligibility to submit a proposal under Rule 14a-8(b). In order to qualify to submit a proposal pursuant to Rule 14a-8, a stockholder must (i) have "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the stockholder] submit[s] the proposal" and (ii) "continue to hold [the] securities through the date of the meeting." Rule 14a-8(b). The stockholder proponent may satisfy this burden in one of two ways: (i) if the proponent is a registered holder of the company's securities, the company can verify eligibility but the proponent will be required to submit a separate written statement that it intends to continue to hold the securities through the date of the stockholders' meeting or (ii) if the proponent is not a registered holder and has not filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 as specified in Rule 14a-8(b)(ii), it must submit a "written statement from the 'record' holder of [its] securities (usually a broker or bank) verifying that, at the time [it] submitted [the] proposal, [the proponent] continuously held the securities for at least one year" and the proponent must also include a written statement that it intends to continue to hold the securities through the date of the stockholders' meeting. Staff Legal Bulletin No. 14 states that when the stockholder is not the registered holder, the stockholder "is responsible for proving his or her eligibility to submit a proposal to the company." *See* Section C.1.c, Staff Legal Bulletin No. 14 (July 13, 2001). The Proponent (including the entities listed above) is not a registered holder of Alpha's common stock and has not filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 reporting ownership of shares of Alpha's common stock. To substantiate its eligibility, the Proponent was required under Rule 14a-8(b) to submit to Alpha a written statement from the record holder of Alpha's shares of common stock verifying that, at the time the Proponent submitted the Proposal, the Proponent had continuously held the requisite number of shares of Alpha's common stock for at least the required one-year period. The Proponent did not provide, nor did the Company receive from the record holder directly, this written statement.

If a stockholder proponent, such as the Proponent, fails to satisfy one of Rule 14a-8's procedural requirements, the company may exclude the proposal from its proxy materials, but only after it has notified the proponent of the deficiency and the proponent has failed to correct it. In accordance with Rule 14a-8(f)(1), a company, within 14 calendar days of receiving the proposal, must notify the proponent in writing of any procedural or eligibility deficiencies and also provide the proponent with the time frame for the proponent's response. The proponent's response correcting the deficiency must be postmarked, or transmitted electronically, to the company no later than 14 days from the date the proponent received the company's notification. In our case, the Proponent submitted the Proposal to Alpha by facsimile transmission on November 29, 2012. With such transmission, the Proponent did not include a letter from the record holder verifying the Proponent's ownership of the requisite number of shares of Alpha's common stock for the required one-year period. In Staff Legal Bulletin No. 14F (October 18, 2011) ("SLB 14F") and Staff Legal Bulletin No. 14G (October 16, 2012) ("SLB 14G"), the Staff indicated that, for Rule 14a-8(b)(2)(i) purposes, only Depository Trust Company ("DTC") participants and their respective affiliates (each a "DTC Participant") should be viewed as "record" holders of securities deposited at DTC and, therefore, beneficial owners must obtain a proof of ownership letter from the applicable DTC Participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements of Rule 14a-8. *See* Section B of SLB 14F and Section B of SLB 14G. Accordingly, Alpha sent a letter dated December 7, 2012, by facsimile transmission and overnight mail, (the "Defect Letter") to the Proponent in which Alpha requested that the Proponent provide Alpha with proof of its ownership of the requisite number of shares of Alpha's common stock continuously for the required one-year period from the appropriate DTC Participant as mandated by Rule 14a-8(b) as described below, a copy of which Defect Letter, including facsimile transmission receipt, is attached hereto as <u>Exhibit B</u>. The Defect Letter:

- provided a copy of Rule 14a-8 that sets forth the procedural and eligibility requirements for the submission of a stockholder proposal for inclusion in a company's proxy materials, including the proof of ownership requirements;
- stated that the Proponent must provide a supporting letter from a DTC Participant indicating that the Proponent has held the requisite number of shares of Alpha's common stock continuously for the required one-year period; and
- informed the Proponent that it must respond and correct the deficiency no later than 14 days from the date of receipt of the Defect Letter.

The Proponent received the Defect Letter on December 7, 2012 as evidenced by the facsimile transmission receipt. The Proponent failed to provide the proof of ownership of Alpha's securities required under Rule 14a-8(b) no later than 14 days of receipt of the Defect Letter (and has not to date).

In SLB 14F, the Staff reiterated the highly prescriptive nature of Rule 14a-8(b) and provided sample language for stockholder proponents to present to the applicable DTC Participants to satisfy the verification of ownership requirement. *See* Section C of SLB 14F. The Staff has also consistently taken the position that absent necessary documentary support evidencing the minimum and continuing ownership requirements under Rule 14a-8(b), a proposal may be excluded from a company's proxy materials under Rule 14a-8(f). *See, e.g., Entergy Corp.* (Jan. 18, 2012) (granting no action relief where the proponent did not respond to the company's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement); *AT&T Inc.* (December 16, 2010) (concurring with the exclusion of a stockholder as a co-sponsor of a stockholder proposal under Rule 14a-8(b) and Rule 14a-8(f) because the co-proponent failed to supply, within 14 days of receipt of AT&T's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)); *Time Warner Inc.* (February 19, 2009) (concurring with the exclusion of a stockholder proposal under Rule 14a-8(b) and Rule 14a-8(f) and noting that the proponent failed to supply, within 14 days of receipt of Time Warner's request, documentary support sufficiently evidencing that the proponent satisfied the minimum ownership requirement for the one-year period as mandated by Rule 14a-8(b)); *Pall Corp.* (September 20, 2005) (permitting the exclusion of a stockholder proposal where the proponent had failed to supply support sufficiently evidencing that it had satisfied the minimum ownership requirement continuously for the one-year period as of the date it submitted the proposal); *International Business Machines Corp.* (January 17, 2004) (concurring in the exclusion of a stockholder proposal where the proponent did not provide support sufficiently evidencing that she satisfied the minimum ownership requirement continuously for the one-year period); and *Moody's Corp.* (March 7, 2002) (concurring in the exclusion of a stockholder proposal where the proponent did not supply support sufficient to demonstrate continuous ownership of the requisite number of shares for the required one-year period). In this instance, no documentary support relating to eligibility has been submitted by the Proponent. Thus, for the reasons stated above and in accordance with Rule 14a-8(b) and 14a-8(f), Alpha may exclude the Proposal from its 2013 proxy materials.

III. CONCLUSION

Based upon the foregoing analysis, Alpha respectfully requests that the Staff concur that it will take no action if Alpha omits the Proposal from its proxy solicitation materials for its 2013 annual meeting of stockholders. If the Staff disagrees with the conclusions set forth in this letter, I would appreciate an opportunity to confer with you prior to the issuance of the Staff's response. We appreciate the Staff's attention to this matter.

If you have any questions or require any additional information, please do not hesitate to contact me at (276) 285-2134.

Sincerely,



William L. Phillips III
Vice President, Deputy General Counsel and Assistant Corporate Secretary

Attachments

cc: Patrick Doherty, Director-Corporate Governance
State of New York, Office of the State Comptroller
633 Third Avenue-31st Floor
New York, NY 10017
(via overnight courier and email to pdoherty@osc.state.ny.us)

Alpha Natural Resources

EXHIBIT A

State of New York
OFFICE OF THE STATE COMPTROLLER

Patrick Doherty
Director - Corporate Governance
633 Third Avenue – 31st Floor
New York, NY 10017

Tel- (212) 681-4823
Fax- (212) 681-4468

To: Vaughn R Groves

Phone Number:

Fax Number: 302-636-5454

Date: 11/29/12

Pages ~~to follow~~: 4

Message:

THOMAS P. DiNAPOLI
STATE COMPTROLLER



STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

PENSION INVESTMENTS
& CASH MANAGEMENT
633 Third Avenue-31st Floor
New York, NY 10017
Tel: (212) 681-4489
Fax: (212) 681-4468

November 29, 2012

Mr. Vaughn R. Groves
Corporate Secretary
Alpha Natural Resources, Inc.
One Alpha Place
P.O. Box 16429
Bristol, Virginia 24209

Dear Mr. Groves:

The Comptroller of the State of New York, The Honorable Thomas P. DiNapoli, is the sole Trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System. The Comptroller has authorized me to inform Alpha Natural Resources, Inc. of his intention to offer the enclosed shareholder proposal on behalf of the Fund for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank, verifying the Fund's ownership, continually for over a year, of Alpha Natural Resources, Inc. shares, will follow. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, we will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 681-4823 should you have any further questions on this matter.

Very truly yours,

Patrick Doherty
pd:jm
Enclosures

SEXUAL ORIENTATION NON-DISCRIMINATION POLICY- 2013

Whereas: Alpha Natural Resources does not explicitly prohibit discrimination based on sexual orientation and gender identity in its written employment policy;

Over 90% of the Fortune 500 companies have adopted written nondiscrimination policies prohibiting harassment and discrimination on the basis of sexual orientation, as have more than 95% of Fortune 100 companies, according to the Human Rights Campaign. Over 70% of the Fortune 100 and 43% of the Fortune 500 now prohibit discrimination based on gender identity or expression;

We believe that corporations that prohibit discrimination on the basis of sexual orientation and gender identity have a competitive advantage in recruiting and retaining employees from the widest talent pool;

According to an October, 2009 survey by Harris Interactive and Witeck-Combs, 44% of gay and lesbian workers in the United States reported an experience with some form of job discrimination related to sexual orientation; an earlier survey found that almost one out of every 10 gay or lesbian adults also stated that they had been fired or dismissed unfairly from a previous job, or pressured to quit a job because of their sexual orientation;

Twenty-one states, the District of Columbia and more than 160 cities and counties, have laws prohibiting employment discrimination based on sexual orientation; 12 states and the District of Columbia have laws prohibiting employment discrimination based on sexual orientation and gender identity;

Minneapolis, San Francisco, Seattle and Los Angeles have adopted legislation restricting business with companies that do not guarantee equal treatment for gay and lesbian employees;

Our company has operations in, and makes sales to institutions in states and cities that prohibit discrimination on the basis of sexual orientation;

National public opinion polls consistently find more than three quarters of the American people support equal rights in the workplace for gay men, lesbians and bisexuals; for example, in a Gallup poll conducted in May 2009, 89% of respondents favored equal opportunity in employment for gays and lesbians;

Resolved: The Shareholders request that Alpha Natural Resources amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and gender identity and to substantially implement the policy.

Supporting Statement: Employment discrimination on the basis of sexual orientation and gender identity can diminish employee morale and productivity. Because state and local laws are inconsistent with respect to employment discrimination, our company would benefit from a consistent, corporate wide policy to enhance efforts to prevent discrimination, resolve complaints internally, and ensure a respectful and supportive atmosphere for all employees. Alpha Natural Resources will enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees.

12/07/2012 18:12 FAX 001

****
*** TX REPORT ***
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EXHIBIT B

TRANSMISSION OK

TX/RX NO	0276
DESTINATION TEL #	812126814468
DESTINATION ID	
ST. TIME	12/07 18:09
TIME USE	03'03
PAGES SENT	9
RESULT	OK


Alpha Natural Resources

December 7, 2012

VIA OVERNIGHT MAIL AND FACSIMILE

Patrick Doherty
Director-Corporate Governance
State of New York, Office of the State Comptroller
633 Third Avenue - 31st Floor
New York, NY 10017
Fax: (212) 681-4468

Re: Shareholder Proposal

Dear Mr. Doherty:

This letter acknowledges receipt of your letter dated November 29, 2012 by State of New York, Office of the State Comptroller on behalf of the New York State Common Retirement Fund, the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System ("State Comptroller"), requesting that Alpha Natural Resources, Inc. ("Alpha" or the "Company") include a shareholder proposal in its proxy statement for its 2013 annual meeting of shareholders. We appreciate your interest in Alpha and would welcome an opportunity for you to discuss the proposal with me.

As you are aware, Rule 14a-8 under the Securities Exchange Act of 1934 (the text of which is attached hereto as Exhibit A) sets forth a number of procedural and eligibility requirements in connection with a shareholder's submission of a shareholder proposal to be included in a company's proxy statement. In reviewing the State Comptroller's proposal, and without waiving any other possible grounds for exclusion, we noted that some of the procedural and eligibility requirements were not met.

Rule 14a-8(b) requires a shareholder proponent to show proof that it continuously held, for a period of at least one year by the date it submits its proposal, at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal at the shareholder meeting. While we note the statement in your letter that the State Comptroller will "continue to hold at least $2,000 worth of [Alpha's] securities through the date of the annual meeting," we are unable to verify that the State Comptroller has, in fact, held shares of Alpha common stock continuously for a period of at least one



Alpha Natural Resources

December 7, 2012

VIA OVERNIGHT MAIL AND FACSIMILE

Patrick Doherty
Director-Corporate Governance
State of New York, Office of the State Comptroller
633 Third Avenue - 31st Floor
New York, NY 10017
Fax: (212) 681-4468

Re: Shareholder Proposal

Dear Mr. Doherty:

This letter acknowledges receipt of your letter dated November 29, 2012 by State of New York, Office of the State Comptroller on behalf of the New York State Common Retirement Fund, the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System ("State Comptroller"), requesting that Alpha Natural Resources, Inc. ("Alpha" or the "Company") include a shareholder proposal in its proxy statement for its 2013 annual meeting of shareholders. We appreciate your interest in Alpha and would welcome an opportunity for you to discuss the proposal with me.

As you are aware, Rule 14a-8 under the Securities Exchange Act of 1934 (the text of which is attached hereto as Exhibit A) sets forth a number of procedural and eligibility requirements in connection with a shareholder's submission of a shareholder proposal to be included in a company's proxy statement. In reviewing the State Comptroller's proposal, and without waiving any other possible grounds for exclusion, we noted that some of the procedural and eligibility requirements were not met.

Rule 14a-8(b) requires a shareholder proponent to show proof that it continuously held, for a period of at least one year by the date it submits its proposal, at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal at the shareholder meeting. While we note the statement in your letter that the State Comptroller will "continue to hold at least $2,000 worth of [Alpha's] securities through the date of the annual meeting," we are unable to verify that the State Comptroller has, in fact, held shares of Alpha common stock continuously for a period of at least one year as of and including the date of submission of the proposal as required by Rule 14a-8. We have confirmed that the State Comptroller is not a record owner on the Company's books and records of the requisite number of shares of Alpha's common stock. Further, the State Comptroller has not provided a supporting letter from the Depository Trust Company (DTC) participant (or an affiliate) record holder of the State Comptroller's Alpha common stock indicating that the State Comptroller has held the requisite number of shares of Alpha common stock continuously for the requisite one-year period preceding and including the date of submission of the State Comptroller's proposal.

Please send me an affirmative written statement from the record holder of Alpha's common stock that states that the State Comptroller beneficially owns, and specifically verifies that the State Comptroller has continuously held, the required amount of Alpha common stock for at least the one-year period preceding and including November 29, 2012. Please send this information to me using the fax, e-mail or mailing address shown above. Your response must be sent or postmarked no later than 14 days from the date you receive this letter, or the Company may be entitled to exclude your proposal from its proxy statement under Rule 14a-8. To avoid any errors or misunderstandings, I suggest that you use a form of mail or other transmission that provides proof of delivery.

We look forward to discussing the State Comptroller's shareholder proposal with you. Please contact me at your earliest convenience to arrange this discussion.

Sincerely,



William L. Phillips, III
Assistant Secretary

Enclosure

EXHIBIT A

17 CFR § 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends..

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]